PE
2-28-02

02017174

FILE NO 1-10936

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of February, 02

Orbital Engine Corporation Limited

1 Whipple Street
Balcatta, Western Australia, 6021, Australia

OrRules 4.1, 4.3

Appendix 4B

Half yearly report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

Orbital Engine Corporation Limited

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year ended ('current period')
32 009 344 058	√		31 December 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	down	9.5 %	to	23,595
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up	27.8 %	to	(20,737)
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	up	27.8 %	to	(20,737)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain (loss) of			Nil
Net profit (loss) for the period attributable to members *(item 1.11)*	up	27.8 %	to	(20,737)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	Nil	Nil
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	Nil	Nil

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	23,595	26,086
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(41,569)	(35,653)
1.3	Borrowing costs	(39)	(33)
1.4	Share of net profit (loss) of business undertaking (*refer 17.4*)	(2,694)	(6,606)
1.5	**Profit (loss) from ordinary activities before tax**	**(20,707)**	**(16,206)**
1.6	Income tax on ordinary activities - *Refer Attachment A*	(30)	251
1.7	**Profit (loss) from ordinary activities after tax**	**(20,737)**	**(15,955)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	–	–
1.9	**Net profit (loss)**	**(20,737)**	**(15,955)**
1.10	Net profit (loss) attributable to outside +equity interests	–	(268)
1.11	**Net profit (loss) for the period attributable to members**	**(20,737)**	**(16,223)**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(196,769)	(169,932)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(20,737)	(16,223)
1.14	Net transfers to and from reserves	–	–
1.15	Net effect of changes in accounting policies	–	–
1.16	Dividends and other equity distributions paid or payable	–	–
1.17	**Retained profits (accumulated losses) at end of financial period**	**(217,506)**	**(186,155)**

+ See chapter 19 for defined terms.

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(20,737)	(15,955)
1.19	Less (plus) outside +equity interests	–	(268)
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(20,737)	(16,223)

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(20,737)	(15,955)
1.22	Less (plus) outside +equity interests	–	(268)
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**(20,737)**	**(16,223)**

Revenue and expenses from ordinary activities

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Licence income	1,155	1,124
	Royalty income	1,213	1,255
	Engineering services income	3,736	7,972
	System sales	16,919	14,078
	Other revenues from ordinary activities	572	1,657
	Revenues from ordinary activities	**23,595**	**26,086**
	Cost of System sales	(15,919)	(13,125)
	Employee expenses	(9,333)	(10,491)
	Provision against carrying value of investment	(6,446)	–
	Other expenses from ordinary activities	(9,871)	(12,037)
	Expenses from ordinary activities	**(41,569)**	**(35,653)**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill				
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**	N/A	N/A	N/A	N/A
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**	N/A	N/A	N/A	N/A

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	22,078	32,735	34,547
4.2	Receivables	10,711	10,647	15,210
4.3	Investments	–	–	–
4.4	Inventories	845	801	867
4.5	Other (prepayments and other)	2,095	2,426	2,571
4.6	**Total current assets**	**35,729**	**46,609**	**53,195**
	Non-current assets			
4.7	Receivables	8,823	3,508	–
4.8	Investments (equity accounted)	–	–	–
4.9	Other investments	–	6,446	6,446
4.10	Inventories	–	–	–
4.13	Other property, plant and equipment (net)	13,934	15,534	18,113
4.14	Intangibles (net)	–	–	–
4.15	Other – Research and development syndication assets	–	36,158	96,507
	Future income tax benefit	2,101	2,627	2,138
	Prepayments and other	–	907	2,065
4.16	**Total non-current assets**	**24,858**	**65,180**	**125,269**
4.17	**Total assets**	**60,587**	**111,789**	**178,464**

+ See chapter 19 for defined terms.

Consolidated balance sheet (continued)

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current liabilities			
4.18	Payables	10,997	8,222	9,257
4.19	Interest bearing liabilities	292	384	315
4.20	Provisions	4,031	2,882	3,376
4.21	Other (including Unearned income)	2,950	4,023	3,009
4.22	**Total current liabilities**	**18,270**	**15,511**	**15,957**
	Non-current liabilities			
4.23	Non interest bearing liabilities	19,000	19,000	19,000
4.24	Interest bearing liabilities	436	541	672
	Deferred income tax liabilities	1,789	2,375	2,748
4.25	Provisions	3,392	3,445	2,722
4.26	Other – Research and development syndication liabilities	–	36,158	96,507
	Liability for share of net asset deficiency in business undertaking	23,427	20,393	12,908
	Unearned income	939	295	3,030
4.27	**Total non-current liabilities**	**48,983**	**82,207**	**137,587**
4.28	**Total liabilities**	**67,253**	**97,718**	**153,544**
4.29	**Net assets**	**(6,666)**	**14,071**	**24,920**
	Equity			
4.30	Capital/contributed equity	210,840	210,840	210,762
4.31	Reserves	–	–	–
4.32	Retained profits (accumulated losses)	(217,506)	(196,769)	(186,155)
4.33	**Equity attributable to members of the parent entity**	**(6,666)**	**14,071**	**24,607**
4.34	Outside +equity interests in controlled entities	–	–	313
4.35	**Total equity**	**(6,666)**	**14,071**	**24,920**
4.36	Preference capital included as part of 4.33	**N/A**	**N/A**	**N/A**

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	N/A	N/A

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	N/A	N/A

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	21,271	24,621
7.2	Payments to suppliers and employees	(27,326)	(36,331)
7.3	Dividends received from associates	–	–
7.4	Other dividends received	–	–
7.5	Interest and other items of similar nature received	429	1,185
7.6	Interest and other costs of finance paid	(39)	(33)
7.7	Income taxes paid	(383)	(307)
7.8	Other (provide details if material)	–	–
7.9	**Net operating cash flows**	**(6,048)**	**(10,865)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(314)	(373)
7.11	Proceeds from sale of property, plant and equipment	82	247
7.12	Payment for purchases of equity investments (net of cash acquired)	347	–
7.13	Proceeds from sale of equity investments	–	–
7.14	Advances to related business undertaking	(4,489)	(4,744)
7.15	Loans repaid by other entities	–	–
7.16	Other – Payment for investment in related business undertaking	–	(8,324)
7.17	**Net investing cash flows**	**(4,374)**	**(13,194)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	–	5,083
7.19	Proceeds from borrowings	–	–
7.20	Repayment of borrowings	(194)	(130)
7.21	Dividends paid	–	–
7.22	Other (provide details if material)	–	–
7.23	**Net financing cash flows**	**(194)**	**4,953**
7.24	**Net increase (decrease) in cash held**	(10,616)	**(19,106)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	32,735	52,855
7.26	Exchange rate adjustments to item 7.25.	(41)	798
7.27	**Cash at end of period** *(see Reconciliation of cash)*	22,078	34,547

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows:

Acquisition of property, plant and equipment by finance leases $78,000 (2000: $457,000).

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	3,098	1,819
8.2 Deposits at call	18,980	32,728
8.3 Bank overdraft	–	–
8.4 Other (provide details)	–	–
8.5 Total cash at end of period *(item 7.27)*	**22,078**	**34,547**

Ratios	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	(87.8 %)	(62.1 %)
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.9)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.33)*	N/A	(64.8 %)

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	(5.85) cents	(4.60) cents
(b) Diluted EPS (if materially different from (a))	N/A	N/A
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	354,757,190	352,804,091

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	(1.88) cents	7.03 cents

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	429	1,363
12.2	Interest revenue included in item 12.1 but not yet received (if material)	–	178
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	–	–
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	–	–
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	1,398	1,455
12.6	Other specific relevant items not shown in item 1.24	–	–

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	

+ See chapter 19 for defined terms.

Reports for industry and geographical segments – Refer Attachment B

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	N/A	N/A	N/A
15.5	Previous year	N/A	N/A	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	N/A	N/A	N/A
15.7	Previous year	N/A	N/A	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

+ See chapter 19 for defined terms.

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities		
15.11	Preference +securities		
15.12	Other equity instruments		
15.13	**Total**	N/A	N/A

The +dividend or distribution plans shown below are in operation.

Nil

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions)

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax		
16.2	Income tax on ordinary activities		
16.3	**Profit (loss) from ordinary activities after income tax**		
16.4	Extraordinary items net of tax		
16.5	**Net profit (loss)**		
16.6	Outside +equity interests		
16.7	**Net profit (loss) attributable to members**	N/A	N/A

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities:

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 Equity accounted associates and joint venture entities				
17.2 Total				
17.3 Other material interests – Synerject LLC	50%	50%	(2,694)	(6,606)
17.4 Total			**(2,694)**	**(6,606)**

Issued and quoted securities at end of current period

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	355,235,881	355,235,881	N/A	Fully Paid
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	537,607	537,607	Nil	Fully Paid
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*	Refer Attachment C		*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period	Nil			
18.9	Exercised during current period	Nil			
18.10	Expired during current period	Refer Attachment C			
18.11	**Debentures** *(totals only)*	N/A	N/A		
18.12	**Unsecured notes** *(totals only)*	N/A	N/A		

+ See chapter 19 for defined terms.

Comments by directors

Basis of accounts preparation

This report is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.

Material factors affecting the revenues and expenses of the economic entity for the current period

See attached review of operations.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Nil

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The consolidated entity has $5,924,000 in franking credits. The Company does not intend to pay any dividends during the next financial year.

Changes in accounting policies since the last annual report are disclosed as follows.

The half-year consolidated financial report has been prepared in accordance with the requirements of AASB 1029 *Interim Financial Reporting.* The consolidated entity has applied AASB 1027 *Earnings Per Share* and the revised AASB 1005 *Segment Reporting* for the first time from 1 July 2001.

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	
Time	
Approximate date the +annual report will be available	

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX.

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 The audit review by the auditor is attached.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 22nd February 2002
(Company ~~Secretary~~)

Print name: Keith Halliwell

+ See chapter 19 for defined terms.

ATTACHMENT A

		CONSOLIDATED	
		2001 $000's	2000 $000's
	INCOME TAX (EXPENSE)/CREDIT		
(a)	Prima facie income tax credit at 30% (2000: 34%) on operating loss	**6,212**	5,510
	Increase/(decrease) in income tax credit/(expense) due to non-tax deductible items:		
	Depreciation and amortisation	**(5)**	(2)
	Other (non-deductible)/non-assesable amounts	**18**	52
	Research and development allowance	**152**	271
	Withholding tax payable	**(87)**	(374)
	Restatement of deferred tax balances due to change in income tax rate	**-**	42
	Income tax credit on operating loss before individually significant income tax items	**6,290**	5,499
	Individually significant income tax items:		
	- *Non-resident controlled entities results not brought* to account	**(861)**	(1,714)
	- Recoupment of foreign tax credits having a finite life	**-**	430
	- Provision against carrying value of Investment	**(1,934)**	-
	- Australian income tax losses not brought to account	**(3,089)**	(3,476)
	- Australian income tax timing differences not brought to account	**(625)**	(728)
	Income tax over-provided in prior year	**189**	240
	Total income tax (expense)/benefit	**(30)**	251
(b)	Total income tax (expense)/benefit is made up of:		
	Deferred income tax provision	**585**	650
	Future income tax benefit	**(528)**	(229)
	Current income tax provision	**-**	(226)
	Withholding tax payable	**(87)**	56
		(30)	251

+ See chapter 19 for defined terms.

ATTACHMENT B

SEGMENT REPORTING

Business Segments

	Marine and Recreation		Motorcycles and Motorscooters		Automotive Four-Stroke		Engineering Services		Corporate and Eliminations		Economic Entity	
	2001 $000's	2000 $000's	**2001 $000's**	2000 $000's	**2001 $000's**	2000 $000's	**2001 $000's**	2000 $000's	**2001 $000's**	2000 $000's	**2001 $000's**	2000 $000's
Revenue outside the economic entity	**18,955**	16,165	**1,352**	4,225	**2,523**	3,599	**268**	309	**497**	1,788	**23,595**	26,086
Inter-segment revenue	-	-	-	-	-	-	**4,295**	9,749	**(4,295)**	(9,749)	-	-
Segment revenue	**18,955**	16,165	**1,352**	4,225	**2,523**	3,599	**4,563**	10,058	**(3,798)**	(7,961)	**23,595**	26,086
Segment operating profit/(loss) before tax	**1,107**	1,013	**(2,129)**	(633)	**(1,653)**	(2,376)	**(5,640)**	(2,340)	**(3,252)**	(5,264)	**(11,567)**	(9,600)
Share of (losses) in business undertaking											**(2,694)**	(6,606)
Provision against carrying value of Investment											**(6,446)**	-
Income tax (expense) / benefit											**(30)**	251
Net (Loss) after related income tax											**(20,737)**	(15,955)

+ See chapter 19 for defined terms.

ATTACHMENT C

Employee options for the half-year ended 31 December 2001

Option type	Exercise Price	Expiry Date	Opening Balance	Expired	Closing Balance
1996 A	0.94	1-Nov-01	518,000	518,000	-
1996 B	1.04	1-Nov-01	1,152,051	1,152,051	-
1997 A	0.74	19-Sep-02	504,000	8,000	496,000
1997 B	0.82	19-Sep-02	1,299,900	17,800	1,282,100
1998 A	0.59	25-Sep-03	516,500	4,000	512,500
1998 B	0.66	25-Sep-03	541,200	3,400	537,800
1999 A	0.53	23-Sep-04	423,500	-	423,500
1999 B	0.59	23-Sep-04	255,850	1,300	254,550
2000 A	1.61	28-Sep-05	948,000	16,000	932,000
2000 B	1.79	28-Sep-05	995,700	13,000	982,700
			7,154,701	1,733,551	5,421,150

ORBITAL ENGINE CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

HALF-YEAR FINANCIAL REPORT

31 DECEMBER 2001

ORBITAL ENGINE CORPORATION LIMITED
AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT

The Directors present their report together with the consolidated financial report for the half-year ended 31 December 2001 and the review report thereon.

DIRECTORS

The Directors of the Company during or since the end of the half-year are:

Name	***Period of Directorship***
Ross William Kelly	Non Executive Director and Chairman since 1995.
Peter Chapman Cook	Managing Director, appointed on the 13th February 2002. Chief Executive Officer as from 1 January 2002.
John William Beech	Executive Director 1992 - 2001, resigned as a director on the 20th December 2001.
Alan James Castleman	Non Executive Director since 1992.
Robert Slade Forbes	Non Executive Director since 1984.
Kenneth Noel Johnsen	Executive Director 1986 - 2001, resigned as a director on the 20th December 2001.
John Richard Marshall	Non Executive Director since 1995.
The Hon. Andrew Sharp Peacock AC	Non Executive Director, appointed on the 20th December 2001.
Kim Christopher Schlunke	Executive Director since 1986. Chief Executive Officer 1992 to 20 December 2001.
John Grahame Young	Non Executive Director since 1985.

PRINCIPAL ACTIVITIES

Orbital Engine Corporation Limited is a publicly listed company domiciled and incorporated in Western Australia. The registered office is located at 1 Whipple Street, Balcatta, Western Australia. Orbital Engine Corporation Limited is the ultimate parent entity of the Orbital Group. The principal activity of the consolidated entity during the course of the financial year was to facilitate the ongoing commercialisation of OCP technology.

The number of employees of the consolidated entity at 31 December 2001 was 199.

CONSOLIDATED RESULT

The consolidated loss after tax for the half-year ended 31 December 2001 attributable to the members of Orbital Engine Corporation Limited was $20.737 million (2000: loss $16.223 million).

REVIEW OF OPERATIONS

Orbital Engine Corporation's results for the six months to 31 December 2001 reflect an operating loss (before Texmaco provision) of $14.3 million, compared to an operating loss of $16.2 million in the previous corresponding period. In addition Orbital has made a $6.4 million provision in respect of its investment in Indonesian licensee Texmaco, taking the total loss after tax to $20.7 million for the half year.

Orbital foreshadowed both the scale of the operating loss and the Texmaco provision in an announcement to the ASX on 19 December 2001.

The results show that Orbital has achieved continued growth in system sales revenue, despite a contraction of the underlying marine market.

Licence and royalty income was stable while engineering revenue was halved, mainly reflecting the downturn in the US auto industry and the deferral of engineering programs. Current indications are that engineering revenue will increase during 2002.

The Company has acted decisively to reduce operating costs and staffing levels to reflect the prevailing trading conditions. The results show a 16.4% reduction in overhead expenses which will continue to be constantly monitored.

Synerject, the manufacturing joint venture owned 50:50 by Orbital and Siemens Automotive reported an improved result. Orbital's share of Synerject's net loss was $2.7 million compared to $6.6 million previously.

Synerject's results have been steadily improving over the past 12 months and it is moving closer to the critical break-even level of trading.

The forecast which the Company released to the market on 19 December 2001 is unchanged. In the absence of any licence fees, the Company anticipates a second-half operating loss of approximately $5 million to $7 million.

Automotive Four-Stroke

Orbital continued working with some of the world's leading automotive producers and suppliers during the half-year. Highlights of the period included the unveiling by General Motors of the XV8 concept engine at the Frankfurt Motor Show. The XV8 incorporates an air-assisted direct fuel injection system jointly developed by Orbital and Delphi Automotive Systems, an Orbital licencee and the world's largest Tier 1 production supplier.

Orbital commenced a joint marketing program with Delphi. Joint presentations have been made to automotive companies around the world, generating an increased level of interest. Orbital and Delphi are also working on a joint evaluation vehicle that will be available for customer demonstrations and appraisals later in 2002. This program will focus on the demonstration of Orbital Combustion Process (OCP) direct injection (DI) technology for mass production.

REVIEW OF OPERATIONS – continued

Automotive Four-Stroke – continued

In-vehicle testing of OCP DI was conducted with Johnson Matthey, the world's leading developer and supplier of automotive catalysts. An important milestone was achieving improved fuel economy in combination with reduced emissions, using standard 3-way catalyst technology that can tolerate the high sulphur levels in United States' fuel.

Orbital will present a paper outlining the latest developments in the successful application of OCP DI technology to turbo charged engines at the prestigious Society of Automotive Engineers annual congress in Detroit in March 2002.

Motorcycles

In the motorcycle sector, production programs with European producers are on schedule for product launches during the northern summer (i.e. mid 2002). Piaggio and Peugeot Motorcycles are both due to launch OCP products, joining Aprilia, which has already successfully launched two products.

It has recently been confirmed that incentives of 250 Euros per scooter, will be paid by way of rebate by Italian authorities to scooter manufacturers who achieve Euro II emission standards and fuel economy guidelines. Orbital's DI technology enables Italian manufacturers to achieve these hurdles and this will provide an extremely timely boost to sales of our product in this market place.

Orbital has increased its focus on the Asian market, which accounts for three quarters of the 22 million motorcycles sold worldwide. In countries like China, India, Thailand and Taiwan, there is mounting pressure to tighten emissions standards. Testing of OCP products in Asia is confirming the results achieved in Perth. Increased interest has also been shown in applying OCP technology to 3-wheeler vehicles, which are highly concentrated in city areas and are a major contributor to poor air quality.

Marine and Recreation

In the US marine market – which accounts for the majority of sales of OCP products - there is cautious optimism that sales will bounce back from the depressed levels during 2001. Low gasoline prices and interest rates, increasing US consumer confidence, and manufacturer specials have seen sales up 40% at this year's early boat shows.

During the half-year, Bombardier released a 4th jet boat featuring OCP DI technology on powerful 200 and 250 hp V6 engines. Joining the Utopia 185 and 205 and the Challenger 2000 is the X20 wakeboard jet boat, which combines high performance with low emissions and fuel consumption. This followed the release of the Sea-Doo LRV DI watercraft, which was Bombardier's 3rd OCP watercraft.

Tohatsu has begun shipments of its 3-cylinder 70hp TLDI outboard engine to customers worldwide. The new product is marketed under both Tohatsu and Nissan brand names and with its release, Tohatsu now features OCP technology on three of its four product families above 30 hp.

REVIEW OF OPERATIONS – Continued

Synerject

Synerject, the 50:50 joint venture between Orbital and Siemens VDO, continues to play a vital role in the continued growth of Orbital products. Annual sales of Synerject have grown from US$13.5 million (A$26.5) in June 2000 to approximately US$25 million (A$50 million) anticipated this year. It has built a substantial business, with customers in the marine and recreation, European motorcycle and automotive markets. As volumes grow in Synerject's established markets we see Synerject realising its significant value. Synerject has been supplying the marine and recreation market for a number of years and by June 2002 will be supplying the three largest motorcycle manufacturers in Europe. This market penetration should be driven further by ever tightening emissions legislation. Synerject also continues to support Orbital automotive customers with the evaluation, development and pre-production of direct fuel injection equipment.

During its development phase Synerject's shareholders have funded a major investment program to expand the business and fund low volume production and launch costs of Synerject's customers. These costs have been expensed as incurred, generating losses as follows: -

Half-year ending	US$'m
30 June 2000	6.2
31 December 2000	7.4
30 June 2001	6.0
31 December 2001	2.9

Following recent cost and pricing actions within Synerject, and despite soft market conditions, we are confident that Synerject is close to break-even and in the near future will be profitable.

Over the past 12 months Orbital and Siemens VDO have explored restructuring Synerject's ownership, including the possible introduction of additional equity partners. The improved trading position of Synerject has meant that additional investment is no longer a priority. However, Siemens VDO and Orbital will continue to review the ownership of Synerject to ensure that we have the best partners to take up all opportunities that may deliver operational synergies and enhance growth prospects wherever possible.

Financial Results

The main points to note with respect to the financial results are summarised below.

Revenue before interest and other income declined by 5.7% to $23.0 million. The three main revenue categories had varied contributions.

- Licence fees and royalties were in line with last year at $2.4 million.
- System sales were up 20.2% to $16.9 million, reflecting the introduction of new Orbital-equipped products in marine and recreation markets.
- As announced on 19 December 2001, the markets in which Orbital operates are depressed and this particularly affected engineering services, with revenue down 53.1% to $3.7 million.

Overhead expenses before depreciation and amortisation were down 16.4% to $16.6 million, due to the success of cost cutting initiatives put in place in the last 12 months. The total included $1.9 million of business reorganisation expenses, comprising redundancy expenses of $1.4 million and write-offs of non-current assets such as leasehold improvements. On 16 January, Orbital announced staff reductions to better align its capabilities with future business opportunities. The costs associated with these reductions are included in these results, with anticipated future savings of approximately $2 million per annum. All opportunities for further cost cutting within the group are being explored.

FINANCIAL RESULTS – Continued

The Texmaco provision stemmed from a review of all non-current assets. Texmaco is a substantial manufacturing business and is continuing to work towards the production of Orbital Combustion Process (OCP) 2-stroke engines. However it has been adversely affected by economic and political trends in Indonesia and Orbital considers it prudent to make full provision for its investment.

Synerject, owned 50:50 by Orbital and Siemens Automotive, introduced major operational and structural changes during the last 12 months, including price increases and overhead reductions. As a result, Orbital's share of Synerject's net loss was $2.7 million compared to $6.6 million in the comparative half-year. This improvement was achieved in a tough trading environment with volumes in both the motorcycle and marine and recreation markets being affected. At this time, we anticipate that Synerject's performance will continue to improve and that Synerject will require minimal support from its parents.

Net cash outflow during the half year was $10.6 million compared to $19.1 million in the half year ending 31 December 2000. $4.5 million was required to support Synerject, and as noted above Synerject will require minimal support in the future. At 31 December 2001 Orbital had $22.1 million cash on hand.

EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the half-year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

ROUNDING

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and directors' report have been rounded off to the nearest one thousand dollars unless otherwise stated.

Dated at Perth, Western Australia this 22nd day of February, 2002.

Signed in accordance with a resolution of directors.

R W Kelly
Chairman

ORBITAL ENGINE CORPORATION LIMITED
AND ITS CONTROLLED ENTITIES
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 DECEMBER 2001

	NOTE	**2001 $000's**	2000 $000's
Licence income		**1,155**	1,124
Royalty income		**1,213**	1,255
Engineering services income		**3,736**	7,972
System sales		**16,919**	14,078
Other revenue from ordinary activities	3	**572**	1,657
Total revenue		**23,595**	26,086
Cost of system sales		**(15,919)**	(13,125)
Gross margin and other revenue		**7,676**	12,961
Employee expenses	4.1	**(9,333)**	(10,491)
Borrowing costs	4.2	**(39)**	(33)
Other expenses from ordinary activities	4.3	**(9,871)**	(12,037)
Total overhead expenses from ordinary activities		**(19,243)**	(22,561)
Share of net loss in business undertaking		**(2,694)**	(6,606)
Provision against carrying value of investment		**(6,446)**	-
Loss from ordinary activities before related income tax		**(20,707)**	(16,206)
Income tax (expense)/benefit relating to ordinary activities	5	**(30)**	251
Net loss after related income tax		**(20,737)**	(15,955)
Net profits attributable to outside equity interest		**-**	(268)
Total changes in equity from non-owner related transactions attributable to members of the parent entity		**(20,737)**	(16,223)
Basic loss per share (in cents)	7	**(5.85)**	(4.60)

The statement of financial performance is to be read in conjunction with the notes to the half-year financial statements set out on pages 9 to 17.

ORBITAL ENGINE CORPORATION LIMITED
AND ITS CONTROLLED ENTITIES
STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2001

	Note	31 Dec 2001 $000's	30 June 2001 $000's
Current Assets			
Cash		22,078	32,735
Receivables		10,711	10,647
Inventories		845	801
Other		2,095	2,426
Total Current Assets		35,729	46,609
Non-Current Assets			
Receivables		8,823	3,508
Investments		-	6,446
Property, plant and equipment		13,934	15,534
Research & development syndication assets		-	36,158
Deferred tax assets		2,101	2,627
Other		-	907
Total Non-Current Assets		24,858	65,180
Total Assets		60,587	111,789
Current Liabilities			
Accounts payable		10,997	8,222
Interest bearing liabilities		292	384
Current tax provision		357	390
Provisions for employee entitlements		3,674	2,492
Other		2,950	4,023
Total Current Liabilities		18,270	15,511
Non-Current Liabilities			
Interest bearing liabilities		436	541
Non interest bearing liabilities		19,000	19,000
Deferred income tax liabilities		1,789	2,375
Provisions for employee entitlements		1,558	1,871
Other provisions		1,834	1,574
Research & development syndication liabilities		-	36,158
Liability for share of net asset deficiency in related business undertaking		23,427	20,393
Other		939	295
Total Non-Current Liabilities		48,983	82,207
Total Liabilities		67,253	97,718
Net (Liabilities)/Assets		(6,666)	14,071
Equity			
Contributed Equity	8	210,840	210,840
Accumulated losses	9	(217,506)	(196,769)
Total Equity		(6,666)	14,071

The statement of financial position is to be read in conjunction with the notes to the half-year financial statements set on out pages 9 to 17.

ORBITAL ENGINE CORPORATION LIMITED
AND ITS CONTROLLED ENTITIES
STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2001

	2001 $000's	2000 $000's
Cash Flows Used in Operating Activities		
Cash receipts in the course of operations	21,271	24,621
Cash payments in the course of operations	(27,326)	(36,331)
Borrowing costs paid	(39)	(33)
Income tax paid	(383)	(307)
Net cash used in operating activities	(6,477)	(12,050)
Cash Flows Used in Investing Activities		
Interest received	429	1,185
Proceeds from sale of property, plant & equipment	82	247
Payments for property, plant & equipment	(314)	(373)
Payments for investments in controlled entity (net of cash acquired)	347	-
Investment in business undertaking	-	(8,324)
Advances to business undertaking	(4,489)	(4,744)
Net cash used in investing activities	(3,945)	(12,009)
Cash Flows From Financing Activities		
Proceeds from issue of shares	-	5,083
Lease payments	(194)	(130)
Net cash (used in)/provided by financing activities	(194)	4,953
Net (decrease) in cash held	(10,616)	(19,106)
Cash at the beginning of the financial period	32,735	52,855
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies	(41)	798
Cash at the end of the financial period	22,078	34,547

Non-cash financing and investing activities

During the financial period the economic entity acquired property, plant and equipment with an aggregate fair value of $78,000 (2000: $457,000) by means of finance leases. These acquisitions are not reflected in the statement of cash flows.

The statement of cash flows is to be read in conjunction with the notes to the half-year financial statements set out on pages 9 to 17.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation of half-year financial report

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 *Interim Financial Reporting*, the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views. This half-year financial report is to be read in conjunction with the 30 June 2001 Annual Financial Report and any public announcements by Orbital Engine Corporation Limited and its controlled entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations on non-current assets.

These accounting policies have been consistently applied by each entity in the economic entity and, except where there is a change in accounting policy as disclosed in Note 2, are consistent with those applied in the 30 June 2001 Annual Financial Report.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

Basis of going concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. The consolidated entity incurred a loss of $20,737,000 during the six months ended 31 December 2001 and as at December 2001 the carrying value of the consolidated entity's liabilities exceed the carrying value of assets by $6,666,000.

The directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons:

(i) At 31 December 2001 the consolidated entity had cash of $22,078,000.

(ii) The consolidated entity's OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236,083,000 were written off over the four financial years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The directors believe the OCP Technology has significant value.

(iii) Included in non-current liabilities at 31 December 2001 is a loan of $19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. No interest accrues on this facility until such time as the loan becomes repayable.

(b) Reclassification of financial information

Some line items and sub-totals reported in the previous reporting periods have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2001 of the revised standard AASB 1029 *Interim Financial Reporting* and the first time application at 30 June 2001 of AASB 1018 *Statement of Financial Performance* and AASB 1040 *Statement of Financial Position.*

Adoption of these standards has resulted in the transfer of the reconciliation of opening to closing retained earnings from the face of the statement of financial performance to Note 9.

2. CHANGES IN ACCOUNTING POLICY

(a) Earnings per share

The consolidated entity has applied AASB 1027 *Earnings Per Share* (issued June 2001) for the first time from 1 July 2001.

Basic and diluted earnings per share ("EPS") for the comparative period ended 31 December 2000 has been adjusted so that the basis of calculation used is consistent with that of the current period.

Basic earnings per share

Basic EPS earnings are now calculated as net profit or loss, rather than excluding extraordinary items.

Diluted earnings per share

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with the dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares now includes the weighted average number of shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares.

The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

(b) Segment reporting

The consolidated entity has applied the revised AASB 1005 *Segment Reporting* (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new segments reported are: marine and recreation, motorcycles and scooters, automotive four-stroke, centralised engineering and corporate.

Comparative information has been restated for the changes in definitions of segment revenues and results.

	CONSOLIDATED	
	2001	2000
	$000's	$000's
3. OTHER REVENUE FROM ORDINARY ACTIVITIES		
Interest income	**430**	1,363
Proceeds on sale of fixed assets	**82**	247
Other income	**60**	47
	572	1,657

		CONSOLIDATED 2001 $000's	2000 $000's
4.	**LOSS FROM ORDINARY ACTIVITIES BEFORE RELATED INCOME TAX BENEFIT**		
4.1	**Employee expenses**		
	Salaries, wages, superannuation and other employee payments	**8,464**	10,053
	Redundancy expenses	**1,394**	557
	Net expense from movements in employee provisions	**(525)**	(119)
		9,333	10,491
4.2	**Borrowing costs**		
	Finance charges on capitalised leases	**39**	33
4.3	**Other expenses from ordinary activities**	**9,871**	12,037
	Other expenses include the following individually significant and disclosable expenses:		
	Depreciation and amortisation		
	- Buildings	**40**	41
	- Leasehold improvements	**132**	131
	- Plant and equipment	**1,119**	1,145
	- Finance leased assets	**107**	138
		1,398	1,455
	Amounts set aside to provisions for bad and doubtful debts	**324**	2,428
	Bad debts recovered	**-**	(83)
	Net expense from movement in warranty provisions	**260**	224
	Net foreign exchange losses	**388**	1,105
	Prepaid marketing expenses - amortised	**1,159**	1,159
	Patent application, renewal and enforcement costs	**633**	623
	Provision against leasehold improvements due to restructuring	**490**	-
	Provision against the carrying value of other non current assets	**419**	-
	Net profit on disposal of property, plant and equipment :	**35**	51

		CONSOLIDATED	
		2001 $000's	2000 $000's
5.	**INCOME TAX (EXPENSE)/CREDIT**		
(a)	Prima facie income tax credit at 30% (2000: 34%) on operating loss	**6,212**	5,510
	Increase/(decrease) in income tax credit/(expense) due to non-tax deductible items:		
	Depreciation and amortisation	**(5)**	(2)
	Other (non-deductible)/non-assesable amounts	**18**	52
	Research and development allowance	**152**	271
	Withholding tax payable	**(87)**	(374)
	Restatement of deferred tax balances due to change in income tax rate	**-**	42
	Income tax credit on operating loss before individually significant income tax items	**6,290**	5,499
	Individually significant income tax items:		
	- Non-resident controlled entities results not brought to account	**(861)**	(1,714)
	- Recoupment of foreign tax credits having a finite life	**-**	430
	- Provision against carrying value of Investment	**(1,934)**	-
	- Australian income tax losses not brought to account	**(3,089)**	(3,476)
	- Australian income tax timing differences not brought to account	**(625)**	(728)
	Income tax over-provided in prior year	**189**	240
	Total income tax (expense)/benefit	**(30)**	251
(b)	Total income tax (expense)/benefit is made up of:		
	Deferred income tax provision	**585**	650
	Future income tax benefit	**(528)**	(229)
	Current income tax provision	**-**	(226)
	Withholding tax payable	**(87)**	56
		(30)	251

(c) Future income tax benefit not taken to account

Australia

At 31 December 2001 the potential future income tax benefit of the Company and wholly owned Australian subsidiaries arising from tax losses and timing differences that have not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt consists of:

	CONSOLIDATED	
	31 Dec 2001 $000's	30 June 2001 $000's
Tax losses carried forward	**8,146**	5,057
Timing differences	**625**	-
	8,771	5,057

5. INCOME TAX (EXPENSE)/CREDIT (CONTINUED)

(d) Carry forward tax losses

USA

At 31 December 2001 Orbital has carry forward tax losses of approximately $113.303 million (US$57.977million) (30 June 2001: $108.588 million (US$55.380 million)) available to certain controlled entities in the United States which have not been recognised as an asset because recovery is not virtually certain.

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. The $113.303 million of carry forward tax losses available expire between the years 2013 and 2019.

6. DIVIDENDS

No dividend has been paid or proposed in respect of the current half-year.

Dividend Franking Account

The balance of the dividend franking account is $5.924 million. These credits are Class C (30%) franking credits.

7. EARNINGS/(LOSS) PER SHARE

	CONSOLIDATED	
	2001	2000
Weighted average number of ordinary shares used in the calculation of basic earnings per share	**354,757,190**	352,804,091

Refer to Note 8 for details of shares issued during the reporting period. Refer to Note 8.1 for details of outstanding options. Inclusion of the options has an anti-dilutive effect, hence diluted earnings/(loss) per share is not reported.

	CONSOLIDATED	
	31 Dec 2001 $000's	30 June 2001 $000's
8. SHARE CAPITAL		
Issued and fully paid 355,235,881 (June 2001: 354,698,274) ordinary shares	210,840	210,840
Movements in ordinary share capital		
Balance at the beginning of the reporting period	210,840	205,679
Shares issued:		
- nil (June 2001: 4,521,699) shares issued from the exercise of employee options	-	5,087
- nil (June 2001: 48,602) shares issued pursuant to shareholders share purchase plan	-	74
- 537,607 (June 2001: nil) shares issued pursuant to employee share plans	-	-
	210,840	210,840

8.1 Employee Share Plans

During the six months to 31 December 2001 the Company adopted new employee share plans. Under the No. 1 Plan each eligible employee was offered fully paid ordinary shares to the value of $1,000, while under the No. 2 Plan differing numbers of shares, based on seniority and length of service, were offered to eligible employees.

In the half-year there were 350,041 and 187,566 shares issued under the No. 1 and No. 2 Employee Share Plans respectively. The Company also adopted an Executive Long Term Share Plan during the half-year. Under that Plan, senior executives of the Company participate in a performance related offer of shares. Performance conditions based on the relative ranking of the total shareholder return of the Company to a group of selected peers apply to determine the number of shares (if any) to be granted to executives. No shares were issued under the Executive Long Term Share Plan during the reporting period.

During the half-year the following options expired: 1996A: 518,000; 1996B: 1,152,051.

At 31 December 2001 the following options over unissued shares were outstanding under the Company's former plan:

Year of issue	SERIES A			SERIES B			Total Outstanding
	Number Outstanding	Exercise Price $	Expiration Date	Number Outstanding	Exercise Price $	Expiration Date	
1997	496,000	0.74	19 Sep 2002	1,282,100	0.82	19 Sep 2002	1,778,100
1998	512,500	0.59	25 Sep 2003	537,800	0.66	25 Sep 2003	1,050,300
1999	423,500	0.53	23 Sep 2004	254,550	0.59	23 Sep 2004	678,050
2000	932,000	1.61	28 Sep 2005	982,700	1.79	28 Sep 2005	1,914,700
	2,364,000			3,057,150			5,421,150

8. SHARE CAPITAL (CONTINUED)

8.2 Warrants

As at 31 December 2001 there are on issue 375,000 warrants for Orbital's American Depositary Receipts (one American Depositary Receipt represents eight fully paid ordinary shares). These warrants were issued during the year ended 30 June 2000 as part of the redemption of the convertible debenture issued in August 1998.

These warrants may be exercised at any time before 15 January 2003 when they will expire. Of the total 375,000 warrants, one third are exerciseable at US$3.00, one third at US$3.50 and the remainder at US$4.00.

	CONSOLIDATED		
	31 Dec 2001 $000's	30 June 2001 $000's	31 Dec 2000 $000's
9. ACCUMULATED LOSSES			
Accumulated losses at the beginning of the period	**(196,769)**	(169,932)	(169,932)
Net loss attributable to members of the parent entity	**(20,737)**	(26,837)	(16,223)
Accumulated losses at the reporting date	**(217,506)**	(196,769)	(186,155)

10. INTERESTS IN RELATED BUSINESS UNDERTAKING

As at 31 December 2001, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture with Siemens Automotive Corporation (31 December 2000: 50%). The principal activity of Synerject LLC is to design, manufacture, develop, distribute and sell fuel rail assemblies incorporating Orbital technology. Synerject also services motorcycle and scooter customers with air assisted direct injection and electronic fuel injected systems. This includes engine management systems and all peripheral components, and system integration services, in addition to supply of the fuel rail assembly.

11. SEGMENT REPORTING

11.1 Business Segments

	Marine and Recreation		Motorcycles and Motorscooters		Automotive Four-Stroke		Engineering Services		Corporate and Eliminations		Economic Entity	
	2001 $000's	2000 $000's	**2001 $000's**	2000 $000's	**2001 $000's**	2000 $000's	**2001 $000's**	2000 $000's	**2001 $000's**	2000 $000's	**2001 $000's**	2000 $000's
Revenue outside the economic entity	**18,955**	16,165	**1,352**	4,225	**2,523**	3,599	**268**	309	**497**	1,788	**23,595**	26,086
Inter-segment revenue	**-**	-	**-**	-	**-**	-	**4,295**	9,749	**(4,295)**	(9,749)	**-**	-
Segment revenue	**18,955**	16,165	**1,352**	4,225	**2,523**	3,599	**4,563**	10,058	**(3,798)**	(7,961)	**23,595**	26,086
Segment operating profit/(loss) before tax	**1,107**	1,013	**(2,129)**	(633)	**(1,653)**	(2,376)	**(5,640)**	(2,340)	**(3,252)**	(5,264)	**(11,567)**	(9,600)
Share of (losses) in business undertaking											**(2,694)**	(6,606)
Provision against carrying value of Investment											**(6,446)**	-
Income tax (expense) / benefit											**(30)**	251
Net Loss after related income tax											**(20,737)**	(15,955)

12. CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystalise.

12.1 Siemens Capital Corporation entered into an agreement with Synerject LLC in June 1997 to provide loan funds for use as working capital by Synerject LLC. As part of this arrangement Orbital Engine Corporation Ltd (which holds a 50% interest in Synerject LLC) entered into an arrangement with Siemens Capital Corporation whereby Orbital has guaranteed 50% of the obligation of Synerject LLC arising under the loan agreement. At 31 December 2001, this obligation amounted to A$24.695 million (US$12.637 million) (30 June 2001: A$23.801 million (US$12.138 million)).

12.2 Siemens Credit Corporation and Synerject LLC entered into a lease agreement in June 1998 for the lease of fixed assets. As part of this arrangement Orbital has guaranteed 50% of the obligations of Synerject LLC arising under the lease agreement. At 31 December 2001 outstanding lease payments amounted to A$0.297 million (US$0.152 million) (30 June 2001: A$1.192 million (US$0.608 million)).

12.3 The Company has provided A$23.427 million (30 June 2001: A$20.393 million) in the financial statements with respect to its 50% share in the net asset deficiency of Synerject LLC which includes Synerject LLC's obligations to Siemens Capital Corporation and Siemens Credit Corporation, above.

12.4 There are no contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the consolidated entity.

ORBITAL ENGINE CORPORATION LIMITED
AND ITS CONTROLLED ENTITIES
DIRECTORS' DECLARATION

In the opinion of the directors of Orbital Engine Corporation Limited:

1. the financial statements and notes set out on pages 6 to 17, are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2001 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (b) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors.

R W Kelly
Chairman

Dated: 22nd February 2002
Perth, Western Australia

KPMG

Independent review report to the members of Orbital Engine Corporation Limited

Scope

We have reviewed the financial report of Orbital Engine Corporation Limited for the half-year ended 31 December 2001, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 12 and the directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of Company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report Orbital Engine Corporation Limited is not in accordance with:

a) the Corporations Act 2001, including:

giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

B C FULLARTON
Partner

Perth

22 February 2002

ORBITAL ENGINE CORPORATION LIMITED

(ABN 32 009 344 058)

AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP")

FOR THE SIX MONTHS TO 31 DECEMBER 2001

ORBITAL ENGINE CORPORATION LIMITED
AND ITS CONTROLLED ENTITITES
SUMMARY FINANCIAL INFORMATION
IN ACCORDANCE WITH UNITED STATES GAAP
FOR THE HALF YEAR ENDED 31 DECEMBER 2001

1. RECONCILIATION OF FINANCIAL STATEMENTS TO US GAAP

1.1 Profit and Loss Account

	NOTE	Dec 2001 A$000's	Dec 2000 A$000's
Net profit/(loss) reported under Australian GAAP		**(20,737)**	(16,223)
Employee stock option compensation	3(a)	**(306)**	(572)
Licence and marketing agreements	3(c)	**1,159**	1,159
Net tax effects of the US GAAP adjustments		**(365)**	(570)
Net Loss according to US GAAP		**(20,249)**	(16,206)
Loss per ordinary share according to US GAAP (AUD cents)	(i)		
- Basic		**(5.71)**	(4.61)
- Diluted		**(5.71)**	(4.61)
Loss per American Depositary Share (ADS) according to US GAAP (AUD cents)	(i)		
- Basic		**(45.66)**	(36.89)
- Diluted		**(45.66)**	(36.89)
Number of ordinary shares in calculation (000's)			
- Basic		**354,757**	351,467
- Diluted		**354,757**	351,467

(i) The options exerciseable under the Company's Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive. This arises as a result of a net loss under US GAAP. If such options had been included in the calculation, the number of diluted ordinary shares would have been 354,855,781.

1.2 Shareholders' Equity

	NOTE	Dec 2001 A$000's	June 2001 A$000's	Dec 2000 A$000's
Shareholders' equity reported per financial statements		**(6,666)**	14,071	24,920
Investments	3(b)	**-**	(1,367)	-
Licence and marketing agreements	3(c)	**(1,643)**	(2,802)	(3,960)
Tax effects of US GAAP adjustments		**493**	858	1,346
Outside equity interests		**-**	-	(313)
Shareholders' equity according to US GAAP		**(7,816)**	10,760	21,993

ORBITAL ENGINE CORPORATION LIMITED
AND ITS CONTROLLED ENTITITES
SUMMARY FINANCIAL INFORMATION
IN ACCORDANCE WITH UNITED STATES GAAP
FOR THE HALF YEAR ENDED 31 DECEMBER 2001

	NOTE	Dec 2001 A$000's	June 2001 A$000's	Dec 2000 A$000's
1. RECONCILIATION OF FINANCIAL STATEMENTS TO US GAAP (CONTINUED)				
1.3 Consolidated Balance Sheets				
Total assets reported per financial statements		**60,587**	111,789	178,464
Investments	3(b)	**-**	(1,367)	-
Licence and marketing agreements	3(c)	**(1,643)**	(2,802)	(3,960)
Future income tax benefit re-classified		**(2,101)**	(2,627)	(2,138)
Total assets according to US GAAP		**56,843**	104,993	172,366

	NOTE	Half Year Ended 31 December 2001 A$000's	 2001 (1) US$000's
2. SUMMARY FINANCIAL DATA PREPARED IN ACCORDANCE WITH US GAAP			
2.1 Statement of Earnings Data			
Total revenue		23,595	12,074
Net Loss		(20,249)	(10,361)
2.2 Balance Sheet Data at Half Year End			
Current assets		34,074	17,436
Total assets		56,843	29,087
Current liabilities		18,270	9,349
Total long-term debt		19,436	9,945
Total shareholders' equity		(7,816)	(3,999)

(1) Balance Sheet and Profit and Loss items have been translated at the Noon Buying Rate on 31 December 2001 which was US$0.5117 = A$1.00. Such translations are provided for information purposes only.

3. SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The consolidated financial report of Orbital has been prepared in accordance with AUS GAAP which differ in some respects from US GAAP. The significant differences between AUS GAAP and US GAAP affecting the statement of financial performance and contributed equity are summarised below:

(a) Accounting for Stock Based Compensation

Under AUS GAAP, the granting of employee shares or share options does not require the recognition of a compensation expense.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", a compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the price paid or payable by the employee for the equity instrument at a defined measurement date. The measurement date is the first date on which are known both (i) the number of shares or options that an individual employee is entitled to receive and (ii) the exercise price.

Under US GAAP, options with hurdle prices are accounted for under variable plan accounting until the date the hurdle prices have been met and the number of shares that an individual employee is entitled to receive is known.

(b) Investments

Under AUS GAAP, the Company's investment in PT Texmaco Perkasa Engineering Tbk (Texmaco) is carried at the lower of cost and recoverable amount. Under US GAAP, this investment is considered an available-for-sale security under Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities", and is carried at fair value, with unrealised gains and losses excluded from earnings and reported in other comprehensive income. However, at 31 December 2001 there is no difference in accounting for this investment since the provision against the carrying value is other than temporary.

(c) Licence and Marketing Agreements

A difference, totalling $1.643 million (30 June 2001: $2.802 million; 31 December 2000: $3.960 million) arises from the treatment of certain licence and marketing agreements. Under US GAAP, the fair values of assets transferred in a non-monetary transaction must be determinable with reasonable limits in order to account for the transaction at fair value. For an entity to record a non-monetary exchange involving advertising at fair value, certain criteria should be met to demonstrate that fair value is determinable. If the criteria are not met, the transaction should be recorded at the carrying amount of the asset surrendered. Under US GAAP, certain licence fees and pre-paid marketing relating to a licence and marketing agreement entered into during the year ended 30 June 2000 have not been recognised. The prepaid marketing expense has been capitalised and is being systematically amortised on a straight line basis under AUS GAAP.

Under AUS GAAP, the Directors believe that these transactions should be reported to provide a true and fair reflection of Orbital's operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ORBITAL ENGINE CORPORATION LIMITED

Date: 22 February 2002

By: ____________________

Name: John Abbott

Title Company Secretary